UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number: 811-05037
(check one):
 [  ] Form 10-K and Form 10-KSB

[ ] Form 10-Q and Form 10-QSB

 [ ] Form 20-F

[ ]  Form 11-K

[X] Form N-SAR
For Period Ended: August 31, 2001
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q

[ ]  Transition Report on Form N-SAR
For the Transition Period Ended:
If the notification relates to a portion
of the filing checked above, identify
 the item(s) to which the
notification relates:
PART I - REGISTRANT INFORMATION
PROFESSIONALLY MANAGED PORTFOLIOS
Full Name of Registrant
-------------------------
Former Name if Applicable
2020 E. Financial Way, Ste. 100
Address of Principal Executive Office
(Street and Number)
Glendora, CA 91741
City, State and Zip Code
PART II - RULES 12b-25(b) and (c)
If the subject report could not be filed
 without unreasonable effort or expense
 and the registrant seeks relief pursuant
to Rule 12b-25(b), the following should
 be completed. (Check box if appropriate)
[X]  (a) The reasons described in reasonable
 detail in Part III of this form could not be eliminated
without unreasonable effort, or expense;
[ ]  (b) The subject annual report, semi-annual
report, transition report on Form 10-K, Form
20-F, 11-K, Form N-SAR, or portion thereof,
will be filed on or before the fifteenth
calendar day
following the prescribed due date; or the
 subject quarterly report of transition
report on Form IO-Q, or portion thereof
will be filed on or before the fifth calendar
 day following the prescribed due date; and
[ ]  (c) The accountant's statement or other
exhibit required  by rule 12b-25(c) has
been attached if applicable.
PART III - NARRATIVE
State below in reasonable detail the reasons
 why the Form 10-K and Form 10-KSB,
 11-K, 20-F, IO-Q and Form IO-QSB,
N-SAR, or other transition report or
 portion thereof, could not be filed
within the prescribed period.
Waiting for financial information.
PART IV - OTHER INFORMATION
(1)   Name and telephone number of
person to contact in regard to this notification:
Rochelle Gonzales          (626)
 852-1033
(Name)                      (Area Code)
 (Telephone Number)
(2) Have all other periodic reports required under section 13 or 15(d) of the Securities
Exchange Act of 1934 or Section 30 of  the
Investment Company Act of 1940 during
the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed. If answer is no, identify report(s).

      [X] YES     [ ] NO
(3)  Is it anticipated that any significant
change in results of operations from the
corresponding period for the last fiscal
year will be reflected by the earnings
statement to be included in the subject
 report or portion thereof?
     [ ] YES      [X] NO
If so, attach an explanation of the
anticipated change, both narratively,
and, if appropriate, state the reasons why
 a reasonable estimate of the results
cannot be made.
PROFESSIONALLY MANAGED
 PORTFOLIOS
(Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:     October 30, 2001
By:      /s/ Rochelle Gonzales

Rochelle Gonzales